Statement by sanofi-aventis

January 19, 2005

Rhodia announced today that it has commenced legal proceedings in the United States of America and Brazil against sanofi-aventis as former owner or operator of the Silver Bow (United States of America) and Cubatao (Brazil) sites to seek to obtain compensation for environmental liabilities related to these two sites.

Aventis and Rhodia signed a final settlement agreement on March 27, 2003 pursuant to which the two companies settled all claims in connection with the Environmental Indemnification Agreement signed by Aventis and Rhodia in 1998. Pursuant to this settlement agreement, which was publicly disclosed, Aventis made a final payment to Rhodia in 2004.

As a result of the settlement agreement, sanofi-aventis considers that the matter is closed and intends to vigorously defend its position in any legal proceedings

About sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

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